SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

First Guaranty Bancshares, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

32043P106

(CUSIP Number)

William K. Hood

11239 Highway 16

Amite, LA 70422
(985) 748-7118

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

December 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          32043P106

1	NAME OF REPORTING PERSONS William K. Hood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 680,560
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 680,560
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Smith & Hood Holding Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,062,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,062,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,062,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.52%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Smith & Hood Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 338,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 338,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,702
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.71%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS WKH Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,044
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,044
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Hood Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,508
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,508
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS WKH Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 202,196
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 202,196
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,196
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.62%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Explanatory Note

This Amendment No. 3 amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2023, as previously amended and restated by the Amendment No. 1 on Schedule 13D originally filed with the SEC on April 6, 2023, and the Amendment No. 2 on Schedule 13D originally filed with the SEC on June 5, 2023 (collectively, the “Original Statement”) by William K. Hood; Smith & Hood Holding Company, LLC; Smith & Hood Investments, LLC; WKH Management, LLC; Hood Investments, LLC and WKH Holdings, LLC with respect to the common stock, $1.00 par value per share (the “Common Stock”), of First Guaranty Bancshares, Inc., a Louisiana corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Original Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

This Amendment No. 3 is being filed to reflect the purchase of Common Stock by Mr. Hood directly from the Issuer in a private placement completed on December 19, 2023 (the “December Private Placement”) as well as changes in the percentage of outstanding shares of the Common Stock held by the undersigned following the December Private Placement. This Amendment No. 3 also reflects the distribution of Shares by Smith & Hood Investments, LLC to Mr. Hood individually and the transfer of Shares by Mr. Hood to WKH Holdings, LLC, which transactions did not affect Mr. Hood’s pecuniary interest in the Shares. This Amendment No. 3 also reflects other transactions since the most recent amendment, which did not collectively result in a material change with respect to the reporting person’s ownership of Issuer Common Stock.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $1.00 par value per share (the “Common Stock”), of First Guaranty Bancshares, Inc., a Louisiana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 East Thomas Street, Hammond, Louisiana 70401.

The Issuer had 12,475,424 shares of Common Stock outstanding as of December 19, 2023 after giving effect to the December Private Placement. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

(a), (f)         This Schedule 13D is being filed by or on behalf of (i) William K. Hood, an individual resident of the state of Louisiana; (ii) Smith & Hood Holding Company, LLC, a Louisiana limited liability company of which Mr. Hood is President and Chairman (“Holding LLC”); (iii) Smith & Hood Investments, LLC, a Louisiana limited liability company of which Mr. Hood is a member (“Investments, LLC”); (iv) WKH Management, LLC, a Louisiana limited liability company of which Mr. Hood is a member (“WKH Management”); (v) Hood Investments, LLC, a Louisiana limited liability company of which Mr. Hood is the sole member (“Hood Investments, LLC”) and (vi) WKH Holdings, LLC, a Louisiana limited liability company of which Mr. Hood is a member (“WKH Holdings”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)         The business address of William K. Hood is 11239 Highway 16, Amite, LA 70422. The address of Holding LLC and Investments, LLC is 11239 Highway 16, Amite, LA 70422. The address of WKH Management and WKH Holdings is 501 South First Street, Amite, LA 70422. The address of Hood Investments, LLC is 11239 Highway 16, Amite, LA 70422.

(c)         Mr. Hood’s principal occupation is owner and operator of car dealerships. The principal business of Holding LLC is to invest in Issuer securities. The principal business of Investments, LLC is managing investments, including but not limited to Issuer securities, as well as holding real estate. The principal business of WKH Management is a company that holds real estate, some automotive dealership related fixtures and furnishings, and investments, as well as investments in Issuer securities. The principal business of Hood Investments, LLC is to hold real estate for automobile dealerships, automobile dealerships, and investments, including but not limited to Issuer securities. The principal business of WKH Management is to hold investments, including but not limited to Issuer securities.

(d), (e)         During the last five years, no Reporting Person, nor to Mr. Hood’s knowledge any general partner or person acting in such capacity of each Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The purchase of shares by Mr. Hood in the December Private Placement was funded from existing liquidity. The majority of the shares owned by each Reporting Person was owned prior to the Issuer becoming a reporting company and the remainder were purchased on the open market or the result of a dividend reinvestment program open to all shareholders.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them on the open-market or in privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Hood currently serves as a director of the Issuer. None of the Reporting Persons has any present plan or proposal that would result in any actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Hood in his capacity as a Director of the Issuer or by such Board with the participation of Mr. Hood as a Director. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b)          Mr. Hood may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 2,390,827 shares of Common Stock, or 19.16% of the outstanding shares of Common Stock. Holding LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 1,062,817 shares of Common Stock, or 8.52% of the outstanding shares of Common Stock. Investments, LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 338,702 shares of Common Stock, or 2.71% of the outstanding shares of Common Stock. WKH Management may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 28,044 shares of Common Stock, or 0.22% of the outstanding shares of Common Stock. Hood Investments, LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 78,508 shares of Common Stock, or 0.63% of the outstanding shares of Common Stock. WKH Holdings may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 202,196 shares of Common Stock, or 1.62% of the outstanding shares of Common Stock.

(c)         Except as otherwise set forth in Item 3 above or as reported on a Statement of Changes in Beneficial Ownership on Form 4 (including the December Private Placement), no Reporting Person has effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d)         No person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Statement except for the owners listed herein.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit No.         Description

99.1                           Joint Filing Agreement*

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

By:	/s/ William K. Hood
William K. Hood

Smith & Hood Holding Company, LLC

By:	/s/ William K. Hood
Name: William K. Hood
Title: Member

Smith & Hood Investments, LLC

By:	/s/ William K. Hood
Name: William K. Hood
Title: Member

WKH Management, LLC

By:	/s/ William K. Hood
Name: William K. Hood
Title: Member

Hood Investments, LLC

By:	/s/ William K. Hood
Name: William K. Hood
Title: Member

WKH Holdings, LLC

By:	/s/ William K. Hood
Name: William K. Hood
Title: Member